Exhibit 10.1

Exelis Inc.	703 790 6330
1650 Tysons Blvd., Suite 1700	703 790 6360 Fax
McLean, VA 22102	www.exelisinc.com

Dear Ken:

The purpose of this letter is to set forth the terms and conditions of your employment with Vectrus, Inc. (the “Company”), effective as of the Distribution Date, (the Distribution Date has the meaning set forth in the Distribution Agreement). The Company agrees to employ you as Chief Executive Officer and President and you agree to discharge faithfully, diligently, and to the best of your ability, your duties. You will report directly to the Board of Directors of the Company (the “Board”). Your principal work location will be Colorado Springs, CO. You will be an at-will employee at all times.

1.	Compensation and Benefits

a.	Annual Base Salary. Your beginning annual base salary will be $600,000. Your salary will be subject to review by the Compensation and Personnel Committee of the Board from time to time for consideration of possible increases based on your performance and other relevant circumstances.

b.	Target Annual Incentive. Effective as of the Distribution Date, your annual incentive target will be set at 100% of base salary (“Target Annual Incentive”). The amount earned by you in respect of your Target Annual Incentive is discretionary and subject to your individual and Company performance, as determined by the Compensation and Personnel Committee of the Board.

c.	2015 Long-Term Incentive Awards. You are eligible to participate in the Company’s long-term incentive program with an annual target long-term incentive compensation opportunity. Your 2015 Long-Term Incentive Award will be set at $900,000, valued using the same methodology used to value 2015 long-term incentive awards to other senior management of the Company generally. The forms of award will be based on the 2015 Vectrus, Inc. long-term incentive award program, subject to review and approval of the Compensation and Personnel Committee of the Board. Such long-term incentive awards will be granted under the terms of the Vectrus, Inc. 2014 Omnibus Incentive Plan (or a successor plan).

d.	Founders’ Grant. Your Founder’s Grant will be granted shortly following the spin-off of the Company from Exelis Inc., and will have a value of $1,350,000, such value determined by the Compensation and Personnel Committee of the Vectrus Board using the same methodology used to value founders’ grants to other senior management of the Company generally. In the event that stock options are used, they will vest in equal annual installments on the first, second and third anniversaries of the grant date subject to your continued employment through each such vesting date. Should your employment be terminated by the Company other than for Cause (as defined below) before any stock options vest in full, they will continue to vest for the period during which you are receiving Severance Pay (as defined below), notwithstanding any provision of the applicable award agreement to the contrary. In the event restricted stock units are used, they will vest in equal annual installments on the first, second and third anniversaries of the grant date subject to your continued employment through each such vesting date. Upon vesting, these units will be settled immediately in shares of common stock of the Company, subject to satisfaction of all taxes due. Should your employment be terminated by the Company other than for Cause before such units vest, a prorated portion of such units will vest and be settled immediately upon your termination date, with your termination date considered to be the Scheduled Termination Date (as defined below), it being understood that in determining the prorated portion of such units that will vest, you shall be deemed to have continued your employment until the last day of the Severance Pay Period (as defined below), notwithstanding any provision of the applicable award agreement to the contrary. The Founder’s Grant equity award will be granted under the terms of the Vectrus, Inc. 2014 Omnibus Incentive Plan (or a successor plan).

e.	Benefits. You and your eligible dependents will be eligible to participate in the benefit programs and plans of the Company and its subsidiaries for which you are now eligible or for which you may become eligible in accordance with their provisions during the term of this agreement as in effect from time to time. Nothing in this letter agreement shall limit the Company’s ability to change, modify, cancel or amend any such policies or plans.

f.	Paid Time Off. You will be eligible to participate in the paid time off policy set by Vectrus, Inc. with the same parameters as given to other senior management of the Company.

2.	Termination of Employment.

a.	Termination of Employment for Cause. You will not be eligible for Severance Pay if your employment is terminated by the Company for Cause or if you voluntarily terminate your employment for any reason (including as a result of your retirement after reaching the Normal Retirement Date (as defined below) or failing to return from an approved leave of absence, including a medical leave of absence).

i.	“Cause” shall mean action by you involving willful malfeasance or gross negligence or your failure to act involving material nonfeasance that would tend to have a materially adverse effect on the Company. No act or omission on your part shall be considered “willful” unless it is done or committed in bad faith or without reasonable belief that the action or omission was in the best interests of the Company.

ii.	“Normal Retirement Date” shall mean the first day of the month which coincides with or follows your 65th birthday.

b.	Severance Pay Upon Termination of Employment Not for Cause. If the Company terminates your employment other than for Cause and other than as a result of your death or disability, in any case prior to your Normal Retirement Date, you shall be provided severance pay in an amount equal to two (2) times the annual base salary rate (“Severance Pay”) in effect on the effective date of the termination of your employment (the “Scheduled Termination Date”).

i.	Terms and Conditions Applicable to Severance Pay. Severance Pay shall be paid in the form of periodic payments over a period of 24 months after the Scheduled Termination Date according to the regular payroll schedule (the “Severance Pay Period”).

1.	Severance Pay will, subject to your obligation to timely execute and deliver to the Company and not revoke the Release (as defined herein), commence on the first business day after the 60th day following the Scheduled Termination Date, with any installments of Severance Pay that would otherwise have been paid during the first 60 days after the Scheduled Termination Date delayed and paid in a lump sum on such payment after the Scheduled Termination Date.

2.	In the event of your death during the Severance Pay Period, the amount of Severance Pay remaining shall be paid in a discounted lump sum to your spouse or to such other beneficiary or beneficiaries designated by you in writing, or, if you are not married and failing such designation, to your estate.

3.	During the Severance Pay Period you must continue to be available to render to the Company reasonable assistance, consistent with the level of your prior position with the Company, at times and locations that are mutually acceptable. In requesting such services, the Company will take into account any other commitments which you may have. After the Scheduled Termination Date and normal wind-up of your former duties pursuant to the prior two sentences, you will not be required to perform any regular services for the Company.

4.	Severance Pay will cease if you are rehired by the Company.

ii.	Benefits During Severance Pay. During the Severance Pay Period, except as provided herein, you will continue to be eligible for participation in Company employee benefit plans in accordance with the provisions of such plans as in effect from time to time. You will not be eligible to participate in any Company tax qualified retirement plans, non-qualified excess or supplemental benefit plans, short-term or long-term disability plans, the Company business travel accident plan or any new employee benefit plan or any improvement to any existing employee benefit plan adopted by the Company after the Scheduled Termination Date.

iii.

Excluded Executive Compensation Plans, Programs, Arrangements, and Perquisites. During the Severance Pay Period, you will not be eligible to accrue any paid time off or participate in or receive awards under any (i) annual incentive plan or bonus program, (ii) special termination programs, (iii) tax or financial advisory services, (iv) stock option or stock related plans for executives (provided that you will be eligible to exercise any outstanding stock options in accordance with the terms of any applicable stock option plan), (v) new or revised executive compensation programs that may be introduced after the Scheduled Termination Date or (vi) other executive compensation program, plan, arrangement, practice, policy or perquisites (except as provided otherwise in clause (v) above), unless specifically authorized by the Company in writing.

c.	Disqualifying Conduct. If during the Severance Pay Period, you (i) engage in any activity which is inimical to the best interests of the Company; (ii) disparage the Company, its business, employees or directors; (iii) fail to comply with any Company Covenant Against Disclosure and Assignment of Rights to Intellectual Property; (iv) without the Company’s prior written consent, induce any employee of the Company to leave his or her Company employment; (v) without the Company’s prior written consent, engage in, become affiliated with, or become employed by any business competitive with the Company; or (vi) fail to comply with applicable provisions of the Company’s Code of Conduct or applicable Company Corporate Policies or any applicable Company Subsidiary Code or policies, then the Company will have no further obligation to provide Severance Pay.

d.	Release. The Company shall not be required to pay or continue any installments of Severance Pay or provide any termination benefits in accordance with this agreement unless you execute and deliver to the Company within 52 days following the Scheduled Termination Date a release, in a form provided by the Company, pursuant to which you discharge and release the Company, its affiliates, and their respective directors, officers, employees and employee benefit plans from all claims (other than for benefits to which you are entitled under any Company employee benefit plans) arising out of your employment or termination of employment (the “Release”), and such Release is not revoked by you within the seven-day statutory revocation period. You will also be required to resign your officership and any directorship upon your last day of active service with the Company and any of its subsidiaries.

e.	Treatment of Severance Pay and Other Compensation. Any Severance Pay or other compensation, including but not limited to any equity awards provided to you under this agreement, shall be treated in a manner consistent with the provisions of Section 409A of the Code. Coordination of Severance Pay with any pay or benefits provided by any applicable Company short-term or long-term disability plan shall be in accordance with the provisions of those plans.

f.	Miscellaneous. Except as provided in this agreement, you shall not be entitled to any notice of termination or pay in lieu thereof.

i.	In cases where Severance Pay is provided under this agreement, pay in lieu of any unused current year vacation entitlement will be paid to you in a lump sum.

ii.	Benefits under this agreement are paid for entirely by the Company from its general assets.

iii.	Any outstanding long-term incentive awards will be treated in accordance with the applicable plans and award agreements.

3.	Termination due to an Acceleration Event. If your employment is terminated due to a severance-qualifying termination under the terms of the Special Senior Executive Severance Pay Plan attached to this letter as Exhibit A, you will be entitled to receive the severance benefits provided under the terms of the Special Senior Executive Severance Pay Plan in lieu of any benefits described in this agreement.

4.

Compliance with Section 409A of the Code. This agreement is intended to comply with Section 409A of the Code and will be interpreted in a manner intended to comply with Section 409A of the Code. Notwithstanding anything herein to the contrary, (i) any payments that qualify for the “short-term deferral” exception or another exception under Section 409A of the Code shall be paid under the applicable exception, (ii) to the extent necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, all payments made and benefits provided upon your termination of employment shall only be made and provided upon a “separation from service” within the meaning of Section 409A of the Code, (iii) if at the time of your termination of employment with the Company you are a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months following your termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code without any accelerated or additional tax under Section 409A of the Code), at which point all payments deferred pursuant to such six-month delay shall be paid to you in a lump sum, and (iv) if any other payments of money or other benefits due hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral would avoid such accelerated or additional tax under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due under this Plan constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Each payment made under this Plan shall be designated as a “separate payment” within the meaning of Section 409A of the Code. The Company shall consult with you in good faith regarding the implementation of the provisions of this section; provided that neither the Company nor any of its employees or representatives shall have any liability to you with respect thereto.

5.	Miscellaneous.

a.	Notices. Notices given pursuant to this letter agreement shall be in writing and shall be deemed received when personally delivered, or on the date of written confirmation of receipt by (i) overnight carrier, (ii) telecopy, (iii) registered or certified mail, return receipt requested, postage paid, or (iv) such other method of deliver as provides a written confirmation of delivery. Notice to the Company shall be directed to: SVP, Chief Human Resources Officer, Vectrus, Inc., Colorado Springs, CO.

Notices to or with respect to you will be directed to you, or in the event of your death, your executors, personal representatives or distributes, at your home address as set forth in the records of the Company.

b.	Assignment of this Letter Agreement. This letter agreement is personal to you and shall not be assignable by you without the prior written consent of the Company. This letter agreement shall inure to the benefit of and be binding upon the Company and its respective successors and assigns. The Company may assign this letter agreement, without your consent, to any successor (whether directly or indirectly, by agreement, purchase, merger, consolidation, operation of law or otherwise) to all, substantially all or a substantial portion of the business and/or assets of the Company, as applicable. If and to the extent that this letter agreement is so assigned, the “Company” as used throughout this letter agreement shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid. In the event of your death, all amounts and benefits then payable or otherwise due to you will be paid or provided to your estate except to the extent you have appointed a beneficiary in writing pursuant to the terms of any particular plan, policy or arrangement.

c.	Merger of Terms. Except as expressly provided herein, this letter agreement supersedes all prior discussions and agreements between you and the Company with respect to the subject matters covered herein.

Very truly yours,

/s/ Paul J. Kern
Paul J. Kern, Chair
Exelis Inc. Compensation & Personnel Committee

Accepted:

/s/ Kenneth W. Hunzeker	September 15, 2014
Kenneth W. Hunzeker	Date
Chief Executive Officer and President Vectrus, Inc.

Vectrus, Inc.

Special Senior Executive Severance Pay Plan

1.	Purpose

The purpose of this Vectrus, Inc. Special Senior Executive Severance Pay Plan (“Plan”) is to assist in occupational transition by providing Severance Benefits, as defined herein, for employees covered by this Plan whose employment is terminated under conditions set forth in this Plan.

The Plan first became effective as of September 27, 2014 following the spin-off of Vectrus, Inc. (“Vectrus”) from Exelis Inc. (“Exelis) on September 27, 2014. Exelis was spun off from ITT Corporation (together with Exelis, the “Predecessor Corporations”) on October 31, 2011. The Predecessor Corporations maintained similar plans prior to the respective spin-offs (the “Predecessor Plans”), and the Plan was created to continue service accruals under the Predecessor Plans. The Plan shall remain in effect as provided in Section 9 hereof, and covered employees shall receive full credit for their service with the Predecessor Corporations as provided in Section 5 hereof.

2.	Covered Employees

Covered employees under this Plan (“Special Severance Executives”) are active full-time, regular salaried employees of Vectrus and of any subsidiary company (“Vectrus Subsidiary”) (collectively or individually as the context requires “Company”) (including Special Severance Executives who are short-term disabled as of a Potential Acceleration Event within the meaning of the Company’s short term disability plans) (other than Special Severance Executives on periodic severance as of a Potential Acceleration Event) who are in Band A or B or were in Band A or B at any time within the two year period immediately preceding an Acceleration Event and such other employees of the Company who shall be designated as covered employees in Band A or B under the Plan by the Compensation and Personnel Committee of Vectrus’ Board of Directors.

“Bands A and B” shall have the meaning given such terms under the executive classification system of the Vectrus Human Resources Department as in effect immediately preceding an Acceleration Event. After the occurrence of an Acceleration Event, the terms “Vectrus”, “Vectrus Subsidiary” and “Company” as used herein shall also include, respectively and as the context requires, any successor company to Vectrus or any successor company to any Vectrus Subsidiary and any affiliate of any such successor company.

3.	Definitions

An “Acceleration Event” shall occur if (i) a report on Schedule 13D shall be filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) disclosing that any person (within the meaning of Section 13(d) of the Act), other than Vectrus or a subsidiary of Vectrus or any employee benefit plan sponsored by Vectrus or a subsidiary of Vectrus, is the beneficial owner directly or indirectly of twenty percent (20%) or more of the outstanding Common Stock, $0.01 par value, of Vectrus (the “Stock”); (ii) any person (within the meaning of Section 13(d) of the Act), other than Vectrus or a subsidiary of Vectrus, or any employee benefit plan sponsored by Vectrus or a subsidiary of Vectrus, shall purchase shares pursuant to a tender offer or exchange offer to acquire any Stock of Vectrus (or securities convertible into Stock) for cash, securities or any other consideration, provided that after consummation of the offer, the person in question is the beneficial owner (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of twenty percent (20%) or more of the outstanding Stock of Vectrus (calculated as provided in paragraph (d) of Rule 13d-3 under the Act in the case of rights to acquire Stock); (iii) the consummation of (A) any consolidation, business combination or merger involving Vectrus, other than a consolidation, business combination or merger involving Vectrus in which holders of Stock immediately prior to the consolidation, business combination or merger (x) hold fifty percent (50%) or more of the combined voting power of Vectrus (or the corporation resulting from the merger or consolidation or the parent of such corporation) after the merger and (y) have the same proportionate ownership of common stock of Vectrus (or the corporation resulting from the merger or consolidation or the parent of such corporation), relative to other holders of Stock immediately prior to the merger, business combination or consolidation, immediately after the merger as immediately before, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of Vectrus, (iv) there shall have been a change in a majority of the members of the Board of Directors of Vectrus within a 12-month period unless the election or nomination for election by Vectrus’ stockholders of each new director during such 12-month period was approved by the vote of two-thirds of the directors then still in office who (x) were directors at the beginning of such 12-month period or (y) whose nomination for election or election as directors was recommended or approved by a majority of the directors who were directors at the beginning of such 12-month period or (v) any person (within the meaning of Section 13(d) of the Act) (other than Vectrus or any subsidiary of Vectrus or any employee benefit plan (or related trust) sponsored by Vectrus or a subsidiary of Vectrus) becomes the beneficial owner (as such term is defined in Rule 13d-3 under the Act) of twenty percent (20%) or more of the Stock.

“Cause” shall mean action by the Special Severance Executive involving willful malfeasance or gross negligence or the Special Severance Executive’s failure to act involving material nonfeasance that would tend to have a materially adverse effect on the Company. No act or omission on the part of the Special Severance Executive shall be considered “willful” unless it is done or omitted in bad faith or without reasonable belief that the action or omission was in the best interests of the Company.

“Good Reason” shall mean (i) without the Special Severance Executive’s express written consent and excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or its affiliates within 30 days after receipt of notice thereof given by the Special Severance Executive, (A) a reduction in the Special Severance Executive’s annual base compensation (whether or not deferred), (B) the assignment to the Special Severance Executive of any duties inconsistent in any material respect with the Special Severance Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or (C) any other action by the Company or its affiliates which results in a material diminution in such position, authority, duties or responsibilities; (ii) without the Special Severance Executive’s express written consent, the Company’s requiring the Special Severance Executive’s work location to be other than within twenty-five (25) miles of the location where such Special Severance Executive was principally working immediately prior to the Acceleration Event; or (iii) any failure by the Company to obtain the express written assumption of this Plan from any successor to the Company; provided that “Good Reason” shall cease to exist for an event on the 90th day following the later of its occurrence or the Special Severance Executive’s knowledge thereof, unless the Special Severance Executive has given the Company notice thereof prior to such date, and the date of the Special Severance Executive’s termination of employment for Good Reason must occur, if at all, within one hundred and eighty (180) days following the later of the occurrence of the Good Reason event or the Special Severance Executive’s knowledge thereof.

“Potential Acceleration Event” shall mean the execution of an agreement or the commencement of a tender offer, in either case, in respect of a transaction or event that if consummated would result in an Acceleration Event.

4.	Severance Benefits Upon Termination of Employment

If a Special Severance Executive’s employment with the Company is terminated due to a Qualifying Termination, he or she shall receive the severance benefits set forth in Section 5 hereof (“Severance Benefits”). For purposes hereof, (i) a “Qualifying Termination” shall mean a termination of a Special Severance Executive’s employment with the Company either (x) by the Company without Cause (A) within the two (2) year period commencing on the date of the occurrence of an Acceleration Event or (B) prior to the occurrence of an Acceleration Event and either (1) following the public announcement of the transaction or event which ultimately results in such Acceleration Event or (2) at the request of a party to, or participant in, the transaction or event which ultimately results in an Acceleration Event; or (y) by a Special Severance Executive for Good Reason within the two (2) year period commencing with the date of the occurrence of an Acceleration Event and (ii) a determination by a Special Severance Executive that he or she has “Good Reason” hereunder shall be final and binding on the parties hereto unless the Company can establish by a preponderance of the evidence that “Good Reason” does not exist.

5.	Severance Benefits

Band A Benefits

Severance Benefits for Special Severance Executives (i) in Band A at the time of a Qualifying Termination or at any time during the two (2) year period immediately preceding the Acceleration Event or (ii) designated as a covered employee in Band A in accordance with Section 2 hereof:

•	Accrued Rights – The Special Severance Executive’s base salary through the date of termination of employment, any annual bonus earned but unpaid as of the date of termination for any previously completed fiscal year, reimbursement for any unreimbursed business expenses properly incurred by the Special Severance Executive in accordance with Company policy prior to the date of the Special Severance Executive’s termination of employment and such employee benefits, if any, as to which the Special Severance Executive may be entitled under the employee benefit plans of the Company, including without limitation, the payment of any accrued or unused paid time off under the Company’s paid time off policy.

•	Severance Pay – The sum of (x) three (3) times the current annual base salary rate paid or in effect (whether or not deferred) with respect to the Special Severance Executive at the time of the Special Severance Executive’s termination of employment, and (y) three (3) times the target annual bonus with respect to the Special Severance Executive at the time of the Special Severance Executive’s termination of employment.

•	Health and Life Insurance Benefits

•	Continued health and life insurance benefits for a three (3) year period following the Special Severance Executive’s termination of employment at the same cost to the Special Severance Executive, and at the same coverage levels, as provided to the Special Severance Executive (and the Special Severance Executive’s eligible dependents) immediately prior to his or her termination of employment.

•	Payment of a lump sum amount (“Savings Plan Lump Sum Amount”) equal to three (3) times the following amount: the highest annual base salary rate determined above under “Severance Pay” times the highest percentage rate of Company Contributions (not to exceed four percent (4%)) with respect to the Special Severance Executive under the Vectrus 401(k) Plan and/or the Vectrus Excess Savings Plan (or corresponding savings plan arrangements outside the United States) (“Savings Plans”) (including matching contributions and floor contributions) at any time during the three (3) year period immediately preceding the Special Severance Executive’s termination of employment or the three (3) year period immediately preceding the Acceleration Event. This provision shall apply to any Special Severance Executive who is a member of any of the Savings Plans at any time during such three (3) year period.

•	Outplacement – Outplacement services for one (1) year.

Band B Benefits

Severance Benefits for Special Severance Executives (i) in Band B at the time of a Qualifying Termination or at any time during the two (2) year period immediately preceding the Acceleration Event or (ii) designated as a covered employee in Band B in accordance with Section 2 hereof; provided, that a Special Severance Executive who is in Band B at the time of a Qualifying Termination but was in Band A anytime during the two (2) year period immediately preceding the Acceleration Event shall be entitled to Severance Benefits as a Special Severance Executive in Band A and shall not be entitled to the Severance Benefits set forth below:

•	Accrued Rights – The Special Severance Executive’s base salary through the date of termination of employment, any annual bonus earned but unpaid as of the date of termination for any previously completed fiscal year, reimbursement for any unreimbursed business expenses properly incurred by the Special Severance Executive in accordance with Company policy prior to the date of the Special Severance Executive’s termination of employment and such employee benefits, if any, as to which the Special Severance Executive may be entitled under the employee benefit plans of the Company, including without limitation, the payment of any accrued or unused paid time off under the Company’s paid time off policy.

•	Severance Pay – The sum of (x) two (2) times the current annual base salary rate paid or in effect (whether or not deferred) with respect to the Special Severance Executive at the Special Severance Executive’s termination of employment, and (y) two (2) times the target annual bonus with respect to the Special Severance Executive at the time of the Special Severance Executive’s termination of employment.

•	Health and Life Insurance Benefits

•	Continued health and life insurance benefits for a two year period following the Special Severance Executive’s termination of employment at the same cost to the Special Severance Executive, and at the same coverage levels, as provided to the Special Severance Executive (and the Special Severance Executive’s eligible dependents) immediately prior to his or her termination of employment.

•	Payment of a lump sum amount (“Savings Plan Lump Sum Amount”) equal to two (2) times the following amount: the highest annual base salary rate determined above under “Severance Pay” times the highest percentage rate of Company Contributions (not to exceed four percent (4%)) with respect to the Savings Plans (including matching contributions and floor contributions) at any time during either the three (3) year period immediately preceding the Special Severance Executive’s termination of employment or the three (3) year period immediately preceding the Acceleration Event. This provision shall apply to any Special Severance Executive who is a member of any of the Savings Plans at any time during such three (3) year period.

•	Outplacement – Outplacement services for one year.

General

With respect to the provision of health and life insurance benefits described above during the above described respective three and two year periods, if, for any reason at any time, the Company (i) is unable to treat the Special Severance Executive as being eligible for ongoing participation in any Company health and life insurance benefit plans or policies in existence immediately prior to the termination of employment of the Special Severance Executive, and if, as a result thereof, the Special Severance Executive does not receive a benefit or perquisite or receives a reduced benefit or perquisite, or (ii) determines that ongoing participation in any such Company benefit plans or policies would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) or any other Code section, statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), the Company shall provide such benefits or perquisites by making available equivalent benefits or perquisites from other sources in a manner consistent with Section 15 below.

Notwithstanding any other provision of the Plan to the contrary, all prior service by a Special Severance Executive with the Predecessor Corporations shall be credited in full towards a Special Severance Executive’s service with the Company.

6.	Form of Payment of Severance Pay and Lump Sum Payments

Severance Pay shall be paid in cash, in non-discounted equal periodic installment payments corresponding to the frequency and duration of the severance payments that the Special Severance Executive would have been entitled to receive from the Company as a normal severance benefit in the absence of the occurrence of an Acceleration Event, with such terms governing the frequency and duration of the severance payments being deemed incorporated herein by reference. If the Special Severance Executive would not have been entitled to receive any severance payments from the Company as a normal severance benefit in the absence of the occurrence of an Acceleration Event, the Severance Pay shall be paid in cash, in non-discounted equal periodic installment payments over a period of (i) thirty-six (36) months (in the case of a Special Severance Executive in Band A) or (ii) twenty four (24) months (in the case of a Special Severance Executive in Band B). The Savings Plan Lump Sum Amount shall be paid in cash within thirty (30) calendar days after the date the employment of the Special Severance Executive terminates.

7.	Termination of Employment – Other

The Severance Benefits shall only be payable upon a Special Severance Executive’s termination of employment due to a Qualifying Termination; provided, that if, following the occurrence of an Acceleration Event, a Special Severance Executive is terminated due to the Special Severance Executive’s death or disability (as defined in the long-term disability plan in which the Special Severance Executive is entitled to participate (whether or not the Special Severance Executive voluntarily participates in such plan)) and, at the time of such termination, the Special Severance Executive had grounds to resign with Good Reason, such termination of employment shall be deemed to be a Qualifying Termination.

8.	Administration of Plan; Claims and Appeals Procedures

This Plan shall be administered by the Company, who shall have the exclusive right to interpret this Plan, adopt any rules and regulations for carrying out this Plan as may be appropriate and decide any and all matters arising under this Plan, including but not limited to the right to determine appeals. Subject to applicable Federal and state law, all interpretations and decisions by Vectrus shall be final, conclusive and binding on all parties affected thereby.

Any employee or other person who believes he or she is entitled to any payment under the Plan may submit a claim in writing to the Plan’s administrator (in accordance with Section 16) within ninety (90) days after the earlier of (i) the date the claimant learned the amount of their severance benefits under the Plan or (ii) the date the claimant learned that he or she will not be entitled to any benefits under the Plan. If the claim is denied (in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice will also describe any material or information necessary for the claimant to perfect the claim, and an explanation of why such material or information is necessary, and an explanation of the Plan’s procedures (and time limits) for appealing the denial, including a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on appeal. The denial notice will be provided within ninety (90) days after the claim is received. If special circumstances require an extension of time (up to ninety (90) days), written notice of the extension will be given within the initial ninety (90) day period. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the administrator expects to render its decision on the claim.

If the claimant’s claim is denied, the claimant (or his or her authorized representative) may apply in writing to the administrator for a review of the decision denying the claim. Review must be requested within sixty (60) days following the date the claimant received the written notice of their claim denial or else the claimant loses the right to review. The claimant (or representative) then has the right to review and obtain copies of all documents and other information relevant to the claim, upon request and at no charge, and to submit issues and comments (as well as documents, records and other information related to the claim) in writing. The administrator will provide written notice of its decision on review within sixty (60) days after it receives a review request. If additional time (up to sixty (60) days) is needed to review the request, the claimant (or representative) will be given written notice of the reason for the delay. This notice of extension will indicate the special circumstances requiring the extension of time and the date by which the administrator expects to render its decision.

If the claim is denied (in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice will also include a statement that the claimant will be provided, upon request and free of charge, reasonable access to, and copies of, all documents and other information relevant to the claim and a statement regarding the claimant’s right to bring an action under Section 502(a) of ERISA.

If the claims procedures set forth above have been exhausted and a claimant wishes to challenge a final determination by the Plan administrator, , such claim shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules and the entire cost thereof shall be borne by the Company. The location of the arbitration proceedings shall be reasonably acceptable to the Special Severance Executive. Judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The Company shall pay all legal fees, costs of litigation, prejudgment interest, and other expenses which are incurred in good faith by the Special Severance Executive as a result of the Company’s refusal to provide any of the Severance Benefits to which the Special Severance Executive becomes entitled under this Plan, or as a result of the Company’s (or any third party’s) contesting the validity, enforceability, or interpretation of this Plan, or as a result of any conflict between the Special Severance Executive and the Company pertaining to this Plan. The Company shall pay such fees and expenses from the general assets of the Company.

9.	Termination or Amendment

Vectrus may terminate or amend this Plan (“Plan Change”) at any time except, that following the occurrence of (i) an Acceleration Event or (ii) a Potential Acceleration Event, no Plan Change that would adversely affect any Special Severance Executive may be made without the prior written consent of such Special Severance Executive affected thereby; provided, however, that (ii) above shall cease to apply if such Potential Acceleration Event does not result in the occurrence of an Acceleration Event.

10.	Offset

Any Severance Benefits provided to a Special Severance Executive under this Plan shall be in lieu of, and not in addition to, any severance pay or benefits the Special Severance Executive would otherwise be entitled to receive (i) pursuant to any other Company policy, practice program or arrangement, (ii) pursuant to any Company employment agreement or other agreement with the Company, or (iii) by virtue of any law, custom or practice excluding, however, any unemployment compensation in the United States.

11.	Excise Tax

In the event that it shall be determined that any Payment would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then the aggregate of all Payments shall be reduced so that the Present Value of the aggregate of all Payments does not exceed the Safe Harbor Amount; provided, however, that no such reduction shall be effected, if the Net After-tax Benefit to Special Severance Executive of receiving all of the Payments exceeds the Net After-tax Benefit to Special Severance Executive resulting from having such Payments so reduced. In the event a reduction is required pursuant hereto, the order of reduction shall be first all cash payments on a pro rata basis, then any equity compensation on a pro rata basis, and lastly medical and dental coverage.

For purposes of this Section 11, the following terms have the following meanings:

(i) “Net After-tax Benefit” shall mean the Present Value of a Payment net of all federal state and local income, employment and excise taxes imposed on Special Severance Executive with respect thereto, determined by applying the highest marginal rate(s) applicable to an individual for Special Severance Executive’s taxable year in which the Change in Control occurs.

(ii) “Payment” means any payment or distribution or provision of benefits by the Company to or for the benefit of Special Severance Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any reductions required by this Section 11.

(iii) “Present Value” shall mean such value determined in accordance with Section 280G(d)(4) of the Code.

(iv) “Safe Harbor Amount” shall be an amount expressed in Present Value which maximizes the aggregate Present Value of Payments without causing any Payment to be subject to excise tax under Section 4999 of the Code or the deduction limitation of Section 280G of the Code.

All determinations required to be made under this Section 11, including whether and when a reduction is required and the amount of such reduction and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized accounting firm mutually agreed to by the Special Severance Executive and the Company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Special Severance Executive within ten (10) business days of the receipt of notice from the Special Severance Executive that there has been a Payment, or such earlier time as is requested by the Company; provided that for purposes of determining the amount of any reduction, the Special Severance Executive shall be deemed to pay federal income tax at the highest marginal rates applicable to individuals in the calendar year in which any such payment is required to be made.

All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no excise tax is payable by the Special Severance Executive, it shall so indicate to the Special Severance Executive in writing. Any determination by the Accounting Firm shall be binding upon the Company and the Special Severance Executive.

12.	Miscellaneous

The Special Severance Executive shall not be entitled to any notice of termination or pay in lieu thereof.

Severance Benefits under this Plan are paid entirely by the Company from its general assets.

This Plan is not a contract of employment, does not guarantee the Special Severance Executive employment for any specified period and does not limit the right of the Company to terminate the employment of the Special Severance Executive at any time.

If a Special Severance Executive should die while any amount is still payable to the Special Severance Executive hereunder had the Special Severance Executive continued to live, all such amounts shall be paid in accordance with this Plan to the Special Severance Executive’s designated heirs or, in the absence of such designation, to the Special Severance Executive’s estate.

The numbered section headings contained in this Plan are included solely for convenience of reference and shall not in any way affect the meaning of any provision of this Plan.

If, for any reason, any one or more of the provisions or part of a provision contained in this Plan shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Plan not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the full extent consistent with law remain in full force and effect.

The Plan shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions thereof.

The Plan shall be binding on all successors and assigns of the Vectrus and a Special Severance Executive.

13.	Notices

Any notice and all other communication provided for in this Plan shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three (3) days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:

Vectrus, Inc.

655 Space Center Drive

Colorado Springs, Colorado 80915

Attention: General Counsel

If to Special Severance Executive:

To the most recent address of Special Severance Executive set forth in the personnel records of the Company.

14.	Adoption Date

This Plan was initially adopted by Vectrus on September 27, 2014 (“Adoption Date”) and does not apply to any termination of employment which occurred or which was communicated to the Special Severance Executive prior to the Adoption Date.

15.	Section 409A

This Plan is intended to comply with Section 409A of the Code (or an applicable exemption therefrom) and will be interpreted in a manner consistent with such intent. Notwithstanding anything herein to the contrary, (i) if at the time of the Special Severance Executive’s termination of employment with the Company the Special Severance Executive is a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Special Severance Executive) until the date that is six months following the Special Severance Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Section 15 shall be paid to the Special Severance Executive in a lump sum and (ii) if any other payments of money or other benefits due hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Company, that does not cause such an accelerated or additional tax. To the extent any reimbursements or in-kind benefits due under this Plan constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv), the terms of which shall be deemed incorporated herein by reference. Notwithstanding the definition of Acceleration Event contained herein, where required to avoid additional tax under Section 409A, the event constituting an Acceleration Event must also be an event described in Treas. Reg. Section 1.409A-3(i)(5). All payments to be made upon a termination of employment that constitute deferred compensation under this Plan may only be made upon a “separation from service” (as that term is used in Section 409A). Each payment made under this Plan shall be designated as a “separate payment” within the meaning of Section 409A of the Code. The Company shall consult with Special Severance Executives in good faith regarding the implementation of the provisions of this section; provided that neither the Company nor any of its employees or representatives shall have any liability to Special Severance Executives with respect thereto.

16.	Additional Information.

Plan Name:	Vectrus, Inc. Special Senior Executive Severance Pay Plan

Plan Sponsor:	Vectrus, Inc.
655 Space Center Drive
Colorado Springs, CO 80915

Employer Identification Number:	[ ]

Plan Number:	50[ ]

Plan Year:	Vectrus’ Fiscal Year

Plan Administrator:	Vectrus, Inc.
Attention: Administrator of the Vectrus, Inc. Special Senior Executive Severance Pay Plan
655 Space Center Drive
Colorado Springs, CO 80915
([ ]) [ ]-[ ]

Agent for Service of Legal Process:	Vectrus, Inc.
Attention: General Counsel
655 Space Center Drive
Colorado Springs, CO 80915
([ ]) [ ]-[ ]

Service of process may also be made upon the Plan administrator.

Type of Plan	Employee Welfare Benefit Plan – Severance Pay Plan

Plan Costs	The cost of the Plan is paid by Vectrus, Inc.

17.	Statement of ERISA Rights.

As participants in the Plan, Special Senior Executives have the following rights and protections under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”):

•	Special Senior Executives may examine, without charge, at the Plan administrator’s office and at other specified locations, such as worksites, all documents governing the plan, including insurance contracts and a copy of the latest annual report (Form 5500 Series) filed by the plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Employee Benefits Security Administration; and

•	Special Senior Executives may obtain, upon written request to the Plan administrator, copies of documents governing the operation of the Plan, including insurance contracts and copies of the latest annual report (Form 5500 Series) and updated summary plan description. The Plan administrator may make a reasonable charge for the copies.

In addition to creating rights for participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan (called “fiduciaries”) have a duty to do so prudently and in the interests of Plan participants. No one, including Vectrus or any other person, may fire a Plan participant or otherwise discriminate against a Plan participant in any way to prevent the participant from obtaining a benefit under the Plan or exercising rights under ERISA. If a claim for a severance benefit is denied, in whole or in part, the person seeking benefits must receive a written explanation of the reason for the denial. Plan participants have the right to have the denial of the claim reviewed. (The claim review procedure is explained in Section 8 above.)

Under ERISA, there are steps Plan participants can take to enforce the above rights. For instance, if a Plan participant requests materials and does not receive them within thirty (30) days, the Participant may file suit in a federal court. In such a case, the court may require the Administrator to provide the materials and to pay the Plan participant up to $110 a day until the participant receives the materials, unless the materials were not sent because of reasons beyond the control of the Administrator. If a Plan participant has a claim which is denied or ignored, in whole or in part, the participant may file suit in a federal court. If it should happen that the participant is discriminated against for asserting his or her rights, the participant may seek assistance from the U.S. Department of Labor, or the participant may file suit in a federal court.

In any case, the court will decide who will pay court costs and legal fees. If the Plan participant is successful, the court may order the person the Plan participant sued to pay these costs and fees. If the Plan participant loses, unless the Plan requires the Vectrus to pay the costs, he court may order the Plan participant to pay these costs and fees, for example, if it finds that the Participant’s claim is frivolous.

If the Plan participant has any questions regarding the Plan, the participant should contact the Plan administrator (see Section 16 for the contract in formation). If the Plan participant has any questions about this statement or about his or her rights under ERISA, the Plan participant may contact the nearest area office of the Employee Benefits Security Administration (formerly the Pension and Welfare Benefits Administration), U.S. Department of Labor, listed in his or her telephone directory, or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W. Washington, D.C. 20210. The Plan participant may also obtain certain publications about his or her rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.